14045769

AB 3/5

SEC Mail Processing Section

FEB 21 2014

Washington, DC 124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VPE Wertpapierhandelsbank AG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maximiliansplatz 17
(No. and Street)

Munich (City) Germany (State) 80333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lars Ewaldsen +49 89 296491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche GmbH
(Name – *if individual, state last, first, middle name*)

Rosenheimer Platz 4 (Address) Munich (City) Germany (State) 81669 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

09 3/14/14

OATH OR AFFIRMATION

I, Lars Ewaldsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VPC Wertpapierhandelsbank AG, as of December, 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

URNr. 0312 L / 2014

I hereby certify that the above is the true signature, subscribed in my presence, of

Mr. Lars Lorenz Ewaldsen,
born 16th of May 1963,
with business address at 80333 Munich, Maximiliansplatz 17,
personally known to me.

After inspection of the register at the court of registration in Munich on the 17th of February 2014, I hereby state, that the company

„vPE WertpapierhandelsBank AG"

with its official seat in Munich

is registered under HRB-Nr. 123226 (AG Munich) and that Mr. Lars Lorenz Ewaldsen as Member of Board is allowed to act solely on behalf of the company.

Munich, this 17th of February 2014

Konrad Lautner
(notary public)

vPE WertpapierhandelsBank AG

Financial Statements and Supplemental Schedules
for the year ended December 31, 2013 and
Independent Auditor´s report and Supplemental
Report on Internal Control

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS:

Statement of Financial Condition as of December 31, 2013

Statement of Income for the year ended December 31, 2013

Statement of Changes in Shareholder's Equity for the year ended December 31, 2013

Statement of Changes in Cash Flows for the year ended December 31, 2013

Notes to the Financial Statements as of and for the year ended December 31, 2013

SUPPLEMENTAL SCHEDULES

Schedule I:	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
Schedule II:	Reconciliation with vPE's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2013)

Supplemental Report of Internal Control

Deloitte.

Independent Auditor's Report

Board of Directors vPE WertpapierhandelsBank AG:

We have audited the accompanying financial statements of vPE WertpapierhandelsBank AG (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vPE WertpapierhandelsBank AG as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Munich, Germany

February 14, 2014

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

vPE WertpapierhandelsBank AG
Statement of Financial Condition
December 31, 2013
(Dollars in Thousand)

	Dec. 31, 2013
	US$
ASSETS	
Cash and cash equivalents	651
Receivable from brokers, dealers and clearing organization	1,247
Furniture, equipment and leasehold improvements, net	127
Other current assets	129
TOTAL	**2,154**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Payable to broker-dealers and clearing organizations	583
Accounts payable, accrued expenses, and other liabilities	297
TOTAL LIABILITIES	**880**
STOCKHOLDERS' EQUITY	
Common stock, EUR 1 par value: 767.500	1,059
Shares outstanding as of December 31	
Additional Paid-in-capital	555
Accumulated deficit	(340)
TOTAL STOCKHOLDERS' EQUITY	**1,274**
TOTAL	**2,154**

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Balance Sheet Data
For the year ended December 31, 2013
(Dollars in Thousands)

	2013 US$
REVENUE	
Commissions	10,881
Investment advisory fee	236
Other income	37
TOTAL REVENUE	**11,154**
EXPENSES	
Employee compensation and benefits	1,066
Floor brokerage, exchange and clearance fees	8,652
Marketing and travel expenses	111
Communication and data processing	292
Occupancy	255
Other expenses	711
TOTAL EXPENSES	**11,087**
RESULT BEFORE INCOME TAXES	67
PROVISION FOR INCOME TAXES	0
NET RESULT	**67**

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2013
(Dollars in Thousands)

	Common Shares	Stock Amount US$	Additional Paid-In-Capital US$	Retained Earning US$	Total Stockholders' Equity US$
BALANCE AT					
JANUARY 1, 2013*	767,500	1,059	555	(407)	1,206
Net Result				67	67
Capital Increase					
BALANCE AT					
DECEMBER 31, 2013	767,500	1,059	555	(340)	1,274

*Translated into USD at 1.3791 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Cash Flows
For the year ended December 31, 2013
(Dollars in Thousands)

	2013 US$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net result	67
Adjustment to reconcile net result to net cash provided by (used in) operating activities:	
Depreciation and amortization	41
CHANGE IN:	
Receivable from brokers dealers and clearing organization	(458)
Other current assets	(1)
Payable to broker-dealer and clearing organizations	289
Accounts payable and accrued expenses	194
NET CASH USED IN OPERATING ACTIVITIES	132
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leaseholders improvements	(26)
NET CASH USED IN INVESTMENT ACTIVITIES	(26)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital increase	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	106
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	545
CASH AND CASH EQUIVALENTS, END OF YEAR	651

*Translated into USD at 1.3791 USD/EUR

The accompanying notes are an integral part of these financial statements.

1 Organization and nature of business

vPE WertpapierhandelsBank Aktiengesellschaft (the "Company" or „vPE") is a corporation organized under the laws of the Federal Republic of Germany. The Company is engaged in a single line of business as a securities broker-dealer, which comprises primarily two classes of services: commissions and investment advisory fees. The core business of the Company is in pure brokerage services as well as money management and financial portfolio management. The company is member of the FINRA.

The Company is owned by Mr. von Pfetten (5.26%), Mr. Ewaldsen (28.42%), remaining part is in free float (66.32%).

2 Significant Accounting policies

Basis of Presentation

The financial statements include the accounts of the Company and are presented in accordance with accounting principles accepted in the United States of America, which includes industry practice.

Exchange Rate and Currency Information

The company's functional currency is the Euro. We translated all amounts disclosed in the financial statements into US dollars. Unless otherwise stated, we made these translations at US$ 1.3791 per euro, the rate of European Central Bank as at December 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions are related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is subject to corporate income tax and municipal income tax in Germany. As a result of the accumulated deficit from years 2009 to 2012, no income tax provision has been recorded.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Depreciation

Fixed assets are recorded at historical costs and depreciated over their estimated economic useful lives generally three to five year using the straight-line method.

Intangible assets are record at historical cost as well and depreciated over their estimated economic useful lives generally four year using the straight-line method.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, which original maturities of less than three months that are not held for sale in the ordinary course of business.

3 Cash

Cash and cash equivalents consisted of the following as of December 31, 2013

	December 31, 2013 (Dollars in Thousand)
Petty Cash	0
Deutsche Bank AG	649
Others	2
CASH TOTAL	**651**

Cash represents cash at bank, with daily disposal. Cash and cash equivalents are stated at nominal value. Foreign currencies were translated at the closing rate.

4 Receivables from and payable to brokers dealers

Amounts receivable and payable to broker-dealer and clearing organizations on December 31, 2013 consist of the following:

RECEIVABLES	December 31, 2013 (Dollars in Thousand)
Broker-dealer	1,247
TOTAL RECEIVABLES	**1,247**
PAYABLES	
Broker-dealer	583
TOTAL PAYABLES	**583**

5 Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6 Related Party

The Company is not involved in significant financing and other transactions, and does not have significant related party balances with affiliates.

7 Commitments and Contingent Liabilities

Leases

The Company is obligated to minimum rental payments under various non cancelable leasing agreements, primarily for office space. The annual leasing obligation amounts to US$ 127 thousands.

Legal Matters

In ordinary course of business, various legal actions are brought and are pending or threatened against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, fines, penalties, injunctions, or other relief. While the outcome of such claims or other proceedings cannot be predicted with certainly, Management expects that such liabilities, to the extent not provided for by insurance, will not have a material adverse effect on the company's financial condition, statement of income or cash flows.

8 Risk and Uncertainties

The Company generates revenue by providing securities trading and brokerage activities to institutional customer and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Company´s revenue could vary based on the transaction volume of the global financial markets.

9 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contract and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company did not enter into any guarantee agreements as defined above.

10 Regulatory Requirements

vPE is a registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specific fixed percentage of total aggregate indebtedness recorded in vPE's FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or US$ 5 thousand, whichever is greater. At December 31, 2013, the Company's regulatory minimum net capital required was US$ 59 thousand, and its regulatory net capital in excess of the minimum was US$ 898 thousand.

The Company is subject to capital requirements promulgated by other regulatory bodies in Germany. At December 31, 2013 the Company was in compliance with these capital requirements.

The United States Securities and Exchange Commission affirmed SIPC´s determination that vpE is completely excluded from SPIC membership for the calendar year 2013 pursuant to Section 3 (a)(2)(A)(i) of SIPA because vPE's principal business is conducted outside of the United States of America and its territories and possessions.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Computation of for Determination of Reserve Requirements"), in that the Company´s activities are limited to those set forth in the conditions appearing in paragraph (k) (2) (II) of Rule 15c3-3 under the Securities Exchange Act of 1934. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The name of the clearing firm is APEX Clearing & Outsourcing, Inc., Dallas (USA).

Schedule I

<u>Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2013</u>

vPE WertpapierhandelsBank AG
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2013
(Dollars in Thousands)

Net Capital

Total stockholder's equity	$ 1,274
Deduction and/or charges:	
No allowable assets	
Securities not readily marketable	$ 0
Exchange membership	$ 0
Receivables	$ 61
Furniture, equipment and improvements, net	$ 127
Other assets	$ 129
	$ 317
Net capital	$ 957
Minimum Net Capital Required	$ 59
Excess Net Capital	$ 898

Schedule II

Reconciliation with vpE´s computation of
Net Capital (included in part II of form X-17A-5 as of December 31, 2013)
(Dollars in Thousand)

Net capital, as reported in Company´s part II (unaudited) FOCUS report		$ 954
Difference in total stockholder´s equity		
No allowable assets at Dec 31, 2013 as reported in FOCUS report	$ 320	
No allowable assets at Dec 31, 2013 as per the audited financial statement	$ 317	$ 3
Net capital per the preceding		$ 957

The difference in the No allowable assets at December 31, 2013 is due to a classification issue of receivables.

Deloitte.

Supplemental Report on Internal Control

Board of Directors vPE WertpapierhandelsBank AG:

In planning and performing our audit of the financial statements of vPE WertpapierhandelsBank AG (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Deloitte.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Munich, Germany

February 14, 2014

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft